UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 333-140143

(Check One):	☐ Form 10-K	☒ Form 10-Q	☐ Form 10D
	☐ Form 20-F	☐ Form 11-K	☐ Form N-SAR

For Period Ended: August 31, 2009

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WILSON CREEK MINING CORP.

Full Name of Registrant

Former Name if Applicable

30 East 29th Street, Suite 204

Address of Principal Executive Office (Street and Number)

New York, NY 10016

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report,  semi-annual  report,  transition  report On Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth  calendar day following the prescribed due date; or the  subject  quarterly  report or  transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB,  N-SAR, or other transition  report or portion thereof, could not be filed within the prescribed period.

Certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-QSB could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Engin Yesil	(212)	686-1515
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no, identify report(s).              ☒ YES ☐ NO

(3)
Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?                                       ☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WILSON CREEK MINING CORP.

(Name of Registrant as Specified in Charter)

has caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: October 15, 2009	By: /s/ Engin Yesil
Engin Yesil, President